Exhibit 99.1

EXHIBIT 1

Principal Shareholders

As of December 31, 2019, Bpifrance Participations S.A. (“Bpifrance”), on the one hand, and the Italian Ministry of the Economy and Finance (the “Italian Shareholder”), on the other hand, each directly held 50% in ST Holding.  The indirect interest of Bpifrance and the Italian Shareholder in the Company is split on a 50%-50% basis.  Through a structured tracking stock system implemented in the articles of association of ST Holding, Bpifrance and the Italian Shareholder each indirectly hold 125,352,377 of the Company’s common shares, representing approximately 14.1% of its issued share capital as of December 31, 2019. Any disposals or, as the case may be, acquisitions by ST Holding on behalf of Bpifrance or the Italian Shareholder, will decrease or, as the case may be, increase the indirect interest of, respectively, Bpifrance or the Italian Shareholder, in the Company’s issued share capital.

On November 17, 2016, Commissariat à l’Energie Atomique et aux Énergies Alternatives (“CEA”) and Bpifrance, which were, at the time, the shareholders of FT1CI, entered into a share purchase agreement pursuant to which CEA transferred 721,513 shares of FT1CI to Bpifrance. As a result of the transaction, Bpifrance increased its shareholding in FT1CI from 79.2% to 95.1%, with CEA retaining the remaining 4.9% in FT1CI. On November 16, 2018, CEA and Bpifrance entered into a second purchase agreement, pursuant to which CEA transferred 222,265 shares, representing its remaining ownership interest in FT1CI, to Bpifrance. As a result of this transaction, Bpifrance became the sole shareholder of FT1CI. This transaction did not impact the beneficial ownership of the Company by any of the reporting persons. Bpifrance is a strategic investment fund 50% owned by Caisse des dépôts et consignations and 50% owned by the French State. CEA is a French government-funded technological research organization.  On June 21, 2019, FT1CI merged with and into Bpifrance and ceased to exist.

STMicroelectronics Holding II B.V. (“ST Holding II”) owned 90% of the Company’s shares before its initial public offering in 1994, and over time, gradually reduced its participation, going below the 66% threshold in 1997 and below the 50% threshold in 1999.  ST Holding II merged with ST Holding, effective June 1, 2012 and ceased to exist.  ST Holding may dispose of the Company’s shares as provided below in “— STH Shareholders’ Agreement—Disposals of the Company’s Common Shares”.  Announcements about additional disposals of the Company’s shares by ST Holding on behalf of one or more of its indirect shareholders, Bpifrance or the Italian Shareholder may come at any time.

Shareholders’ agreements

STH Shareholders’ Agreement

The Company was formed in 1987 as a result of the decision by Thomson-CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) to combine their semiconductor businesses and to enter into a shareholders’ agreement on April 30, 1987, which was amended on December 10, 2001, restated on March 17, 2004 and further amended on February 26, 2008.  The February 26, 2008 amended and restated agreement (as amended, the “STH Shareholders’ Agreement”) supersedes and replaces all previous agreements. The current parties to the STH Shareholders’ Agreement are Bpifrance (as successor to its former wholly-owned subsidiary, FT1CI) and the Italian Shareholder. Following the sale of its remaining stake in FT1CI to Bpifrance, CEA ceased to be a party to the STH Shareholders’ Agreement.

Pursuant to the terms of the STH Shareholders’ Agreement, the parties have agreed to certain corporate governance rights provided that they maintain certain levels of respective interests in ST Holding and in the Company’s share capital. See further details below.

Merger of the Holding Companies

Bpifrance and the Italian Shareholder merged the two holding companies (ST Holding and ST Holding II), effective June 1, 2012, in order to simplify the structure through which they own their interests in

STMicroelectronics N.V.  ST Holding II ceased to exist, while ST Holding continues to hold the Company’s common shares. The company that now holds or may hold the Company’s common shares in the future for indirect shareholders is referred to below as the “holding company”.

Standstill

The STH Shareholders’ Agreement contains a standstill provision that precludes any of the parties and the parties’ affiliates from acquiring, directly or indirectly, any of the Company’s common shares or any instrument providing for the right to acquire any of its common shares other than through the holding company. The standstill is in effect for as long as such party holds the Company’s common shares through ST Holding. The parties agreed to continue to hold their stakes in the Company at all times through the current holding structure of ST Holding, subject to certain limited exceptions.

Corporate Governance

The STH Shareholders’ Agreement provides for a balanced corporate governance between Bpifrance and the Italian Shareholder (Bpifrance and the Italian Shareholder are collectively defined as “STH Shareholders” and individually defined as “STH Shareholder”) for the duration of the “Balance Period”, despite actual differences in indirect economic interest in the Company.  The “Balance Period” lasts as long as each STH Shareholder owns at any time a voting stake in ST Holding equal to at least 47.5% of the total voting stakes of ST Holding.

As of January 1, 2012, if any STH Shareholder falls under this threshold, it will not be able to restore the Balance Period by subsequently increasing its voting stake, and the Balance Period will terminate, unless the parties agree otherwise.  The STH Shareholders’ Agreement provides that during the Balance Period, ST Holding will have a managing board comprised of two members (one member designated by Bpifrance, and one designated by the Italian Shareholder) and a supervisory board comprised of six members (three designated by Bpifrance and three designated by the Italian Shareholder).  The chairman of the supervisory board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice Chairman), such designation to alternate between the Italian Shareholder on the one hand and Bpifrance on the other hand.  The current Chairman of the Supervisory Board of ST Holding is Mr. Alain Dutheil and the Vice Chairman is Mr. Antonino Turicchi.

As regards STMicroelectronics N.V., the STH Shareholders’ Agreement provides that during the Balance Period: (i) each of the STH Shareholders (Bpifrance, on the one hand, and the Italian Shareholder, on the other hand) shall have the right to insert on a list prepared for proposal by the holding company to the Company’s annual shareholders meeting the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members; (ii) the STH Shareholders will cause the holding company to submit to the Company’s annual shareholders meeting and to vote in favor of a common proposal for the appointment of the Managing Board; and (iii) any decision relating to the voting rights of the holding company in the Company shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to the Company’s annual shareholders meeting. The STH Shareholders’ Agreement also provides that the Chairman of the Company’s Supervisory Board will be designated upon proposal of an STH Shareholder for a three-year term, and the Vice Chairman of the Company’s Supervisory Board will be designated upon proposal of the other STH Shareholder for the same period, and vice-versa for the following three-year term.  The STH Shareholders further agreed that the STH Shareholder proposing the appointment of the Chairman be entitled to propose the appointment of the Assistant Secretary of the Company’s Supervisory Board, and the STH Shareholder proposing the appointment of the Vice Chairman be entitled to propose the appointment of the Secretary of the Company’s Supervisory Board.  Finally, each STH Shareholder is entitled to appoint a Financial Controller to the Supervisory Board.  The Company’s Secretary, Assistant Secretary and two Financial Controllers are referred to as professionals (not members) of the Company’s Supervisory Board.

During the Balance Period, any decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following:  (i) the definition of the role and structure of the Company’s Managing Board and Supervisory Board, and those of the holding company; (ii) the powers of the Chairman and the Vice Chairman of the Company’s Supervisory Board, and that of the holding company; (iii) information by the holding company’s managing board and supervisory board, and those of the Company; (iv) treatment of confidential information; (v) appointment of any additional members of the Company’s Managing Board and that of the holding company; (vi) remuneration of the members of the Company’s Managing Board and those of the holding company; (vii) internal audit of STMicroelectronics N.V. and of the holding company; (viii) industrial and commercial relationships between STMicroelectronics N.V. and the Italian Shareholder or STMicroelectronics N.V. and Bpifrance, or any of their affiliates; and (ix) any of the decisions listed in article 16.1 of the Company’s Articles of Association including its budget and pluri-annual plans.

In addition, the following resolutions, to the extent that a resolution of the holding company is required, must be resolved upon by a shareholders’ resolution of the holding company, which shall require the unanimous approval of the STH Shareholders:  (i) any alteration in the holding company’s articles of association; (ii) any issue, acquisition or disposal by the holding company of its shares or change in share rights; (iii) any alteration in the Company’s authorized share capital or issue by the Company of new shares and/or of any financial instrument giving rights to subscribe for its common shares; any acquisition or disposal by the holding company of the Company’s shares and/or any right to subscribe for the Company’s common shares; any modification to the rights attached to the Company’s common shares; any merger, acquisition or joint venture agreement to which the Company is or is proposed to be a party; and any other items on the agenda of its general shareholders meeting; (iv) the liquidation or dissolution of the holding company; (v) any legal merger, legal de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party; and (vi) the adoption or approval of the Company’s annual accounts or those of the holding company or a resolution concerning a dividend distribution by the Company.

At the end of the Balance Period, (i.e. once a shareholder’s voting stake in ST Holding has decreased under the 47.5% threshold (such STH Shareholder being thereafter referred to as “minority shareholder” and the other one being referred to as “majority shareholder”)), the members of the Company’s Supervisory Board and those of the holding company designated by the minority shareholder of the holding company will immediately resign upon request of the holding company’s majority shareholder, subject to the rights described in the following paragraph.

After the end of the Balance Period, unanimous approval by the shareholders of the holding company remains required to approve:

(i)            As long as any of the STH Shareholders indirectly owns at least the lesser of 3% of the Company’s issued and outstanding share capital or 10% of the STH Shareholders’ aggregate stake in the Company at such time, with respect to the holding company, any changes to the articles of association, any issue, acquisition or disposal of shares in the holding company or change in the rights of its shares, its liquidation or dissolution and any legal merger, de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party.

(ii)           As long as any of the STH Shareholders indirectly owns at least 33% of the STH Shareholders’ aggregate stake in the Company, certain changes to the Company’s articles of association (including any alteration in its authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for the Company’s common shares, changes to the rights attached to its shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the Managing and Supervisory Boards, matters subject to the Supervisory Board’s approval, the Supervisory Board’s voting procedures, extraordinary meetings of shareholders and quorums for voting at shareholders meetings).

(iii)          Any decision to vote the Company’s shares held by the holding company at any general meeting of its shareholders with respect to any substantial and material merger decision.  In the event of a failure by the STH Shareholders to reach a common decision on the relevant merger proposal, the Company’s shares attributable to the minority shareholder and held by the holding company will be counted as present for purposes of a quorum of shareholders at one of the Company’s shareholders meetings, but will not be voted (i.e., will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

(iv)          In addition, the minority shareholder will have the right to designate at least one member of the list of candidates for the Company’s Supervisory Board to be proposed by the holding company if that shareholder indirectly owns at least 3% of the Company’s total issued and outstanding share capital, with the majority STH Shareholder retaining the right to appoint that number of members to the Company’s Supervisory Board that is at least proportional to such majority shareholder’s voting stake.

Finally, at the end of the Balance Period, the unanimous approval required for other decisions taken at the STMicroelectronics N.V. level shall only be compulsory to the extent possible, taking into account the actual power attached to the direct and indirect shareholding together held by the STH Shareholders in the Company.

Disposals of the Company’s Common Shares

The STH Shareholders’ Agreement provides that each STH Shareholder retains the right to cause the holding company to dispose of its stake in the Company at its sole discretion, provided it is pursuant to either (i) the issuance of financial instruments, (ii) an equity swap, (iii) a structured finance deal or (iv) a straight sale.  The holding company may enter into escrow arrangements with STH Shareholders with respect to the Company’s shares, whether this be pursuant to exchangeable notes, securities lending or other financial instruments.  STH Shareholders that dispose of the Company’s shares through the issuance of exchangeable instruments, an equity swap or a structured finance deal maintain the voting rights of the underlying shares in their ST Holding voting stake provided that such rights remain freely and continuously held by the holding company as though the holding company were still holding the full ownership of the shares.

As long as any of the parties to the STH Shareholders’ Agreement has a direct or indirect interest in the Company, except in the case of a public offer, no sales by a party may be made of any of the Company’s shares or of Bpifrance, ST Holding to any of the Company’s top ten competitors, or any company that controls such competitor.

Change of Control Provision

The STH Shareholders’ Agreement provides for tag-along rights, preemptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of Bpifrance, on the one hand, and the Italian Shareholder, on the other hand. The shareholders may transfer shares of the holding company or Bpifrance to any of the shareholders’ affiliates, which would include the Italian state or the French state with respect to entities controlled by a state.  The shareholders and their ultimate shareholders will be prohibited from launching any takeover process on any of the other shareholders.

Deadlock

In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the STH Shareholders’ Agreement, each party has the right to offer its interest in ST Holding to the other, which then has the right to acquire, or to have a third party acquire, such interest.  If neither party agrees to acquire or have acquired the other party’s interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to resolve the deadlock.

Duration

The STH Shareholders’ Agreement will remain in force as long as the Italian State, on the one hand, and Bpifrance, on the other hand, are shareholders of the holding company.

Preference Shares

On May 31, 1999, the Company’s shareholders approved the creation of preference shares that entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends and distributions.  On the same day, the Company entered into an option agreement with ST Holding II as a protective mechanism against hostile takeovers or similar actions that are determined to be contrary to the interests of the Company and its shareholders.  On November 27, 2006, the Company’s Supervisory Board decided to terminate the May 31, 1999 option agreement, as amended.  A new option agreement has been entered into with Stichting Continuiteit ST (the “Stichting”), which is a foundation independent from the Supervisory Board and the Company’s major shareholders.  The May 31, 1999 option agreement, as amended, was terminated by mutual consent by ST Holding II and the Company on February 7, 2007.

The new option provides for the issuance of 540,000,000 preference shares, the same number as the May 31, 1999 option agreement.  The preference shares would be issued by the Company to the Stichting, upon the latter’s request and in the latter’s sole discretion.  The preference shares would be issuable in the event of an unsolicited offer or acquisition, which is unsupported by the Company’s Managing and Supervisory Boards and which the Stichting determines would be contrary to the interests of the Company and the Company’s shareholders.  If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares.  If the Stichting has exercised the option, it is obliged to cancel the preference shares after two years.  This measure is effected by the Stichting requesting the Supervisory Board to proceed with the cancellation of the preference shares issued to it against repayment of the amounts paid up on the preference shares.  Under the Company’s articles of association, the general meeting of shareholders must approve any cancellation of preference shares upon a proposal made to this effect by the Supervisory Board. To allow the effectiveness of this option mechanism, the 2016 annual general meeting of the shareholders of the Company delegated to the Supervisory Board of the Company authority to issue new common and preferred shares for a period of eighteen months. This delegation of authority was subsequently renewed annually and for the most recent time at the 2019 annual general meeting and will be effective until the 2020 annual general meeting.

No preference shares have been issued to date.  The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control.  In addition, any issuance of additional capital within the limits of the Company’s authorized share capital, as approved by its shareholders, is subject to approval by its Supervisory Board, other than pursuant to an exercise of the call option granted to the Stichting.